UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10269

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

ALLERGAN, INC.

2525 Dupont Drive

Irvine, California 92612

(Name of issuer of the securities held

pursuant to the plan and the address of its

principal executive office)

REQUIRED INFORMATION

4.	ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 14, 2012, on the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010 and the related Statements of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010 — Allergan, Inc. Savings and Investment Plan.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010 — Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2011 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date: June 14, 2012	By:	/s/ Jeffrey L. Edwards
Jeffrey L. Edwards
Allergan, Inc.
Executive Committee

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Executive Committee of Allergan, Inc.

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 14, 2012

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Investments in master trust at fair value (Note 3)	$712,099,334	$642,493,852

Receivables
Employer contributions	21,610,121	19,055,301
Notes receivable from participants	10,264,029	9,326,818

Total receivables	31,874,150	28,382,119

Net assets available for benefits before adjustment to contract value	743,973,484	670,875,971

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	(196,209)	454,936

NET ASSETS AVAILABLE FOR BENEFITS	$743,777,275	$671,330,907

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in contract value of investments (Note 3)	$15,624,768	$56,560,378
Dividends	9,116,326	8,300,289

	24,741,094	64,860,667

Interest from notes receivable from participants	459,898	459,712

Contributions
Employer—match	18,473,148	13,773,636
Employer—retirement	20,573,877	18,166,478
Employer—other	—	1,382,504
Participant—before tax	40,847,171	36,718,313
Participant—after tax	1,227,372	971,878
Rollovers	5,609,860	4,951,583

	86,731,428	75,964,392

Total additions to net assets	111,932,420	141,284,771

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	39,415,957	39,210,481
Corrective distributions	3,763	1,586
Deemed distributions	1,453	13,973
Administrative expenses	64,879	39,790

Total deductions from net assets	39,486,052	39,265,830

NET INCREASE	72,446,368	102,018,941

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	671,330,907	569,311,966

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$743,777,275	$671,330,907

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Allergan, Inc. Savings and Investment Plan (Restated 2011) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan covers eligible employees of the Company as defined below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Executive Committee. The trustee for the Plan is JPMorgan Chase Bank.

Employee Contributions — The Plan provides for immediate eligibility to participate in the Plan. The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.

The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. The plan administrator, or its delegate, regularly consults with an investment advisor to evaluate investment performance and, based thereon, will add or remove investment options. Prior to October 8, 2010, participant contributions could be invested in the Allergan, Inc. Common Stock Fund, JPMorgan Stable Value Fund, Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, BlackRock Equity Index Fund, Janus Adviser INTECH Risk-Managed Growth Fund, American Funds New Perspective R5 Fund, American Funds EuroPacific Growth R5 Fund, Columbia Marsico Focused Equities Fund, Evergreen Special Values Fund, TIAA-CREF Small Cap Blend Index Fund, Times Square Small Cap Growth Fund, Dodge & Cox Stock Fund or any combination of the 14 funds at the participant’s discretion.

Effective October 8, 2010, American Century Income and Growth Fund and Janus Adviser INTECH Risk-Managed Growth Fund were removed from the investment options and Pimco Total Return-Inst Fund, JPMorgan U.S. Equity Fund, and Nuveen Winslow Large Cap Growth Fund were added to the investment options. On October 11, 2010, Western Asset Core Plus Bond Portfolio Fund was removed from the investment options. On December 3, 2010, American Funds EuroPacific Growth R5 Fund, Evergreen Special Values Fund, and American Funds New Perspective R5 Fund were removed from the investment options and American Funds EuroPacific Growth R6 Fund, Wells Fargo Advantage Special Small Cap Value Fund, and American Funds New Perspective R6 Fund were added to the investment options.

Effective August 15, 2011, JPMorgan Stable Value Fund was removed from the investment options and JPMCB Stable Asset Income Fund-Select Fund was added to the investment options.

Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

Employer Matching Contributions — The Plan authorizes the Company’s Board of Directors, or its delegate, to change the Company’s matching contribution levels from time to time in an amount not to exceed 4% of each employee’s defined compensation. Effective January 1, 2010, the Company contributed an amount equal to 100% of each employee’s contribution up to 3% of defined compensation. Effective August 1, 2010, the match was increased to 100% of each employee’s contribution up to 4% of defined compensation.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Employer Retirement Contributions — Effective January 1, 2003, the Company makes an annual retirement contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year (or terminated employment during the year due to death, disability or retirement). In addition, the Company has discretion to make supplemental retirement contributions in the future years as necessary to satisfy applicable non-discrimination requirements set forth under the Code.

Employer Contribution for Account Restoration — During the year ended December 31, 2010, the Company contributed $1,357,504 of employer contributions, which is included in “Employer-other,” and $1,046,905 of related lost earnings, which is included in “Net appreciation in contract value of investments” in the Statements of Changes in Net Assets Available for Benefits, to restore participants’ accounts related to forfeited unvested employer contributions for certain terminated employees.

Investment Options — Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Participant Accounts — Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding retirement contributions. Loan terms range from one to five years or, for the purchase of a primary residence, up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period. Defaults on participant loans are considered to be deemed distributions. The Plan classified participant loans as notes receivable from participants in the Statements of Net Assets Available for Benefits and measured them at their unpaid principal balance plus any accrued interest.

Vesting and Forfeitures — Participant contributions are fully vested at all times. Participants generally forfeit their share of employer matching contributions if they terminate their employment before completing three years of service with the Company. Employer matching contributions vest based on a cliff vesting of three years of service. Employer retirement contributions generally vest on a graduated basis. After completing one year of service, the participant is 20% vested, and vesting increases 20% each year thereafter until fully vested at the end of the fifth year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the Plan years ended December 31, 2011 and 2010, $1,934,892 and $2,127,970, respectively, of forfeitures were used to offset contributions. At December 31, 2011 and 2010, unutilized forfeitures totaled $17,709 and $8,775, respectively.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits — Participants may withdraw their employee “after-tax” and rollover contributions at any time. After withdrawing all “after-tax” and rollover contributions, vested employer matching contributions can also be withdrawn at any time by a participant who has at least three years of credited service provided that the matching contributions were credited at least two years prior to withdrawal. Withdrawals of employee “after-tax” contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

After the permitted withdrawal of employee “after-tax” contributions, rollover contributions and vested employer matching contributions in accordance with the prior paragraph, and upon receipt of any loans available under the Plan, an employee may withdraw his or her “before-tax” contributions and any remaining “after-tax” contributions and vested employer matching contributions in the event of financial hardship. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal for U.S. employees and 12 months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum or may elect partial distributions. If the participant’s vested account value is $1,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is made in the form of a lump sum to the designated beneficiary.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. Except for unutilized forfeitures (see Note 1), the net assets of the Plan are allocated entirely to individual participants’ accounts.

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — On June 20, 2007, the Plan, along with the Allergan, Inc. Employee Stock Ownership Plan, entered into the Allergan, Inc. Master Trust (the “Master Trust”). See Note 3, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are stated at fair value with the exception of the JPMorgan Stable Value Fund and the JPMCB Stable Asset Income Fund which are stated at their fair values with the related adjustment amounts to their contract values.

The following presentation relates to the fully benefit-responsive investment contracts (JPMCB Stable Asset Income Fund for 2011 and JPMorgan Stable Value Fund for 2010) held in the Master Trust for the years ended December 31, 2011 and 2010:

(a) The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value with adjustments to contract value as reported to the Plan by JPMorgan Chase Bank.

(b) The fair value of the investment contracts at December 31, 2011 and 2010 was $79,122,829 and $71,046,219, respectively. The contract value of the investment contracts at December 31, 2011 and 2010 was $78,926,620 and $71,501,155, respectively.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yields at December 31, 2011 and 2010 were approximately 2.18% and 1.77%, respectively. The crediting interest rate is based on an agreed-upon formula with the insurer, but cannot be less than zero. This rate is reset each calendar quarter based on the data as of the last business day of the month prior to the end of the quarter. The crediting interest rates in effect at December 31, 2011 and 2010 were approximately 2.18% and 2.25%, respectively. Participant initiated transactions occur at contract value.

Purchases and sales of investments held in the Master Trust are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the contract value of its investments held in the Master Trust, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust.

Contribution Funding — The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions and matching contribution true-ups are funded on an annual basis.

Non-Discrimination for Employee and Employer Contributions — The Plan, as required by the Code, performs annual tests between participants who are highly compensated employees and those who are non-highly compensated employees to ensure that highly compensated employees are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess contributions made on behalf of highly compensated employees during the applicable year. Excess contributions that are refunded are accrued as a liability of the Plan in the year to which they relate. No such accrual exists at December 31, 2011 and 2010.

Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Continuation of the Plan — The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.

Administrative Expenses — Expenses incurred in the administration and operation of the Plan are paid by the Plan, except to the extent paid by the Company. Certain administrative expenses of the Plan are paid by the Company.

Accounting Pronouncements Not Yet Adopted — In May 2011, the Financial Accounting Standards Board issued an accounting standards update that clarifies and amends the existing fair value measurement and disclosure requirements. This guidance is effective for the Plan’s financial statements for the year ended December 31, 2012. The Plan does not anticipate that the adoption of this guidance will have a material impact on the Plan’s financial statements.

Subsequent Events — The Company has evaluated subsequent events through the date which the financial statements were available to be issued.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 3 — INVESTMENTS

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between the Company and JPMorgan Chase Bank, as trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan, for investment and administrative purposes. The assets of the Master Trust are held by JPMorgan Chase Bank.

The following tables summarize the net assets at fair value and net investment income of the Master Trust.

A) NET ASSETS OF THE MASTER TRUST

	December 31, 2011	December 31, 2010
INVESTMENTS:
Mutual Funds	$417,795,241	$400,722,302
Common/Collective Trusts	153,825,927	133,162,718
Employer Securities	318,897,550	264,260,056
Other	—	143,167

NET ASSETS OF THE MASTER TRUST	$890,518,718	$798,288,243

NET INVESTMENT IN MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan
Investment in Master Trust	$712,099,334	$642,493,852

Plan’s percentage interest in net assets of the Master Trust	80.0%	80.5%

Allergan, Inc. Employee Stock Ownership Plan
Investment in Master Trust	$178,419,384	$155,794,391

Plan’s percentage interest in net assets of the Master Trust	20.0%	19.5%

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 3 — INVESTMENTS (CONTINUED)

B) NET INVESTMENT INCOME OF THE MASTER TRUST

	Year Ended December 31, 2011	Year Ended December 31, 2010
INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments
Common Stock	$71,810,257	$22,753,057
Mutual Funds	(28,875,141)	38,149,853
Common/Collective Trusts	3,740,669	11,067,027
U.S. Government Securities	26,935	3,039

	46,702,720	71,972,976

Dividends	10,113,552	9,284,273

NET INVESTMENT INCOME OF THE MASTER TRUST	$56,816,272	$81,257,249

NET INVESTMENT INCOME FROM MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan	$25,392,239	$67,252,420

Allergan, Inc. Employee Stock Ownership Plan	$31,424,033	$14,004,829

The Plan’s net investment income from the Master Trust reported above is based on fair value of investments held in the Master Trust. This amount differs from the investment income reported in the accompanying Statements of Changes in Net Assets Available for Benefits due primarily to the changes in contract value of benefit-responsive investments.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 3 — INVESTMENTS (CONTINUED)

The following table presents the fair value of the Plan’s investments held in the Master Trust. Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 are separately identified.

	December 31, 2011
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc.*	2,014,740	$176,773,321

Mutual Funds:
Dodge & Cox Balanced Fund*	1,251,688	84,426,366
Dodge & Cox Stock Fund	162,925	16,559,717
Columbia Marsico Focused Equities Fund	333,963	7,440,687
Times Square Small Cap Growth Fund	1,315,355	16,770,771
TIAA-CREF Small Cap Blend Index Fund	1,643,348	20,886,951
Pimco Total Return-Inst Fund*	4,576,860	49,750,468
American Funds EuroPacific Growth R6 Fund*	1,753,637	61,605,279
American Funds New Perspective R6 Fund*	2,506,239	65,538,141
JPMorgan U.S. Equity Fund	3,171,318	31,427,761
Nuveen Winslow Large Cap Growth Fund	610,479	18,375,424
Wells Fargo Advantage Special Small Cap Value Fund	905,334	19,582,369

Total mutual funds		392,363,934

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMCB Stable Asset Income Fund*	191,004	79,122,829
BlackRock Equity Index Fund*	1,482,909	63,839,250

Total common/collective trusts		142,962,079

Total investments held in Master Trust		$712,099,334

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 3 — INVESTMENTS (CONTINUED)

	December 31, 2010
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc.*	2,118,345	$145,466,764

Mutual Funds:
Dodge & Cox Balanced Fund*	1,184,982	83,209,410
Dodge & Cox Stock Fund	134,684	14,513,496
Columbia Marsico Focused Equities Fund	297,590	6,907,056
Times Square Small Cap Growth Fund	1,069,461	13,913,682
TIAA-CREF Small Cap Blend Index Fund	1,292,562	17,824,435
Pimco Total Return-Inst Fund*	3,641,711	39,512,567
American Funds EuroPacific Growth R6 Fund*	1,563,021	64,662,159
American Funds New Perspective R6 Fund*	2,256,953	64,616,564
JPMorgan U.S. Equity Fund	3,036,693	31,156,475
Nuveen Winslow Large Cap Growth Fund	563,281	17,067,406
Wells Fargo Advantage Special Small Cap Value Fund	914,536	20,128,934

Total mutual funds		373,512,184

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMorgan Stable Value Fund*	652,412	71,046,219
BlackRock Equity Index Fund*	1,243,628	52,468,685

Total common/collective trusts		123,514,904

Total investments held in Master Trust		$642,493,852

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 3 — INVESTMENTS (CONTINUED)

The Plan’s investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during the years ended December 31, 2011 and 2010 by $16,275,913 and $58,952,131, respectively. Included in net appreciation in contract value of investments on the Statements of Changes in Net Assets Available for Benefits is ($651,145) and ($2,391,753) representing the change in the fair value to contract value adjustment for the fully benefit-responsive contracts for the years ended December 31, 2011 and 2010, respectively.

During the years ended December 31, 2011 and 2010, $9,116,326 and $8,300,289, respectively, of dividends were earned by investments held in the Master Trust and are included in dividends on the Statements of Changes in Net Assets Available for Benefits.

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair value measurements are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Employer Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

Common or Collective Trust Funds: Valued at the net asset value per unit as determined by the collective trust at year end. Each fund may consist of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term investments.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

Other: Wrapped bonds are valued based on a calculation of the difference between the replacement cost and the actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using an appropriate discount rate.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets as of December 31, 2011 and 2010.

		Fair Value Measurements as of December 31, 2011
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Employer Securities	$318,897,550	$318,897,550	$—	$—
Mutual Funds:
Value Funds	36,798,007	36,798,007	—	—
Blend Funds	214,236,927	214,236,927	—	—
Growth Funds	113,562,942	113,562,942	—	—
Intermediate Term Bonds	53,197,365	53,197,365	—	—

Total Mutual Funds	417,795,241	417,795,241	—	—
Common/Collective Trusts	153,825,927	—	153,825,927	—

Total Assets at Fair Value	$890,518,718	$736,692,791	$153,825,927	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

		Fair Value Measurements as of December 31, 2010
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Employer Securities	$264,260,056	$264,260,056	$—	$—
Mutual Funds:
Value Funds	35,361,321	35,361,321	—	—
Blend Funds	214,900,334	214,900,334	—	—
Growth Funds	107,980,449	107,980,449	—	—
Intermediate Term Bonds	42,480,198	42,480,198	—	—

Total Mutual Funds	400,722,302	400,722,302	—	—
Common/Collective Trusts	133,162,718	—	133,162,718	—
Other	143,167	—	143,167	—

Total Assets at Fair Value	$798,288,243	$664,982,358	$133,305,885	$—

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

		Fair Value Measurements as of December 31, 2011
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$712,099,334	$—	$712,099,334	$—

		Fair Value Measurements as of December 31, 2010
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$642,493,852	$—	$642,493,852	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

The following table for December 31, 2011 and 2010 presents additional information relative to Plan investments reported at net asset value associated with common or collective trust funds.

December 31, 2011:

	Fair value	Unfunded commitment	Redemption frequency	Other redemption restrictions	Redemption notice period
JPMCB Stable Asset Income Fund (a)	$79,122,829	$—	Immediate	The Trustee reserves the right to pay out terminating plans anytime within 12 months of receiving the notice at book value.	None

BlackRock Equity Index Fund (b)	$63,839,250	$—	Immediate	None	None

December 31, 2010:

	Fair value	Unfunded commitment	Redemption frequency	Other redemption restrictions	Redemption notice period
JPMorgan Stable Value Fund (c)	$71,046,219	$—	Immediate	Plan initiated events could result in a limitation of 20% of the Fund to be redeemed in any given Plan year including liquidation of wrapped bonds held in the fund.	None

BlackRock Equity Index Fund (b)	$52,468,685	$—	Immediate	None	None

(a) JPMCB Stable Asset Income Fund strategies seek the preservation of principal, while providing current income and liquidity. The fund invests in highly diversified fixed income strategy which may include U.S. treasury and agency securities, commercial mortgage backed securities, asset-backed securities, private mortgages, corporate debt and short-term investments.

(b) BlackRock Equity Index Fund strategies seek to match the performance of the Standards & Poor 500 Index, by investing in stocks that make up the index.

(c) JPMorgan Stable Value Fund strategies seek the preservation of principal, while providing current income and liquidity. The fund invests in highly diversified fixed income strategy which may include U.S. treasury and agency securities, other common/collective trust funds and short-term investments.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 5 — INCOME TAX STATUS

The Plan obtained its latest determination letter on September 22, 2010, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s administrator has analyzed the positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 6 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan allows participants to purchase employer securities held in the Master Trust. As of December 31, 2011 and 2010, the Plan held 2,014,740 and 2,118,345 shares, respectively, of Allergan, Inc. common stock held in the Master Trust. The investment in Allergan, Inc. common stock qualifies as party-in-interest transactions for which there is a statutory exemption.

Certain Plan investments held in the Master Trust and allocated to the Plan are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the trustee, and therefore, these transactions qualify as party-in-interest transactions for which there is a statutory exemption.

The Plan also allows for the issuance of notes receivable to participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan through the Master Trust provides for various investment options in mutual funds, common and collective trusts and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

NOTE 8 — CONCENTRATIONS

Investments in the common stock of Allergan, Inc. held in the Master Trust comprised approximately 25% and 23% of the Plan’s total investments as of December 31, 2011 and 2010, respectively.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$743,777,275	$671,330,907
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	196,209	(454,936)

Net assets available for benefits per the Form 5500	$743,973,484	$670,875,971

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended December 31, 2011	Year Ended December 31, 2010
Total investment income per the financial statements	$24,741,094	$64,860,667
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	651,145	2,391,753

Total investment income per the Form 5500	$25,392,239	$67,252,420

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

EMPLOYER ID NUMBER 95-1622442, PLAN NUMBER 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

DECEMBER 31, 2011

(a)	(b) Identity of Issue Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Participant loans	Interest rates ranging from 4.25% to 10.5%	$0	$10,264,029

*	Party-in-interest

See Report of Independent Registered Public Accounting Firm and

the accompanying notes to the financial statements

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.